EXHIBIT 99.1

Guanaceví Mill Operating at Full Capacity After Trunnion Installation

VANCOUVER, British Columbia, Dec. 17, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce the successful fabrication and installation of its primary ball mill trunnion at the Guanaceví mine.

Guanaceví processing resumed to full capacity this week after the trunnion failure in August (see news release dated August 19 here). After a 15-week period of operating at a reduced capacity averaging 620 tonnes per day (tpd), the newly fabricated trunnion was installed on November 30 with alignment testing occurring over the ensuing two weeks, restoring the plant to its designed capacity of 1,200 tpd. The total cost of fabrication and installation was just over US$400,000.

"We are happy to be back to full capacity at the Guanaceví mine," said Dan Dickson, Chief Executive Officer. "Again, I’d like to emphasize the ingenuity, dedication, and hard work our team showed when faced with this challenge. Finding alternatives for the plant to continue to operate at reduced capacity minimized the financial and social impact on the Company and the surrounding communities.”

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com
Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn